October 21, 2015

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Mail Stop 3720

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	Philippine Long Distance Telephone Company

Form 20-F for Fiscal Year Ended December 31, 2014

Filed March 26, 2015 (File No. 1-03006)

Dear Mr. Pacho:

We refer to the comment letters of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 24, 2015 (the “Prior Comment Letter”) and October 8, 2015 (the “Current Comment Letter”), in each case relating to the Annual Report on Form 20-F of Philippine Long Distance Telephone Company (“PLDT” or the “Company”) for the fiscal year ended December 31, 2014 (the “2014 Form 20-F”), which was filed with the Commission on March 26, 2015.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff’s comments are set forth below.

10. Investments in Associates, Joint Ventures and Deposits, page 324

Investments in Associates, page 325

1.	We note your response to prior comment one. In your response you state that: “There were common directors and officers between PLDT and its subsidiaries, on the one hand, and Cignal TV and Satventures, on the other hand. Certain managerial personnel and employees were seconded from PLDT and its subsidiaries to Cignal TV and Satventures.” Given the relationships between PLDT and Cignal TV and Satventures, tell us your consideration of paragraphs B18-B25 and B36-B38 of IFRS 10 in determining whether Cignal TV, and Satventures operations are dependent on PLDT and whether they provide evidence of existing power over Cignal TV and Satventures.

Mr. Carlos Pacho	2

PLDT’s management has reviewed the various factors set forth in paragraphs B18-B25 and B36-B38 of IFRS 10 and acknowledges that application of certain of these factors to PLDT’s relationships with Satventures, Inc. (“Satventures”) and Cignal TV, Inc. (“Cignal TV”) may be viewed as indicating that PLDT has the power to direct the activities of Satventures and/or Cignal TV. However, as discussed in PLDT’s response to the Prior Comment Letter, dated September 7, 2015 (our “Prior Response”), 100% of the voting rights in Satventures and Cignal TV, as well as 36% and 60% of the economic interests in each of Cignal TV and Satventures, respectively, were indirectly held by the beneficial trust fund created by PLDT to pay benefits under PLDT’s employees’ benefit plan (the “Beneficial Trust Fund”), through its direct ownership of 100% of the equity interests in MediaQuest Holdings, Inc., for purposes of PLDT’s financial reports included in the 2014 Form 20-F. PLDT does not consolidate the Beneficial Trust Fund and its subsidiaries because of the explicit exclusion in paragraph 4(b) of IFRS 10 of post-employment benefit plans or other long-term employee benefits plans, to which International Accounting Standard (“IAS”) 19, Employee Benefits, applies.

An investor, regardless of the nature of its involvement with an entity (the investee), shall determine whether it is a parent by assessing whether it controls the investee pursuant to paragraph 5 of IFRS 10. An investor who is determined to be the parent entity is the sole entity that consolidates the investee. The Beneficial Trust Fund has determined that it controls Satventures and Cignal TV due to the economic and voting interests in these entities held by it as described above, and therefore consolidates Satventures and Cignal TV. As a result of this, as well as due to the scope exclusion under paragraph 4(b) of IFRS 10 described above, PLDT’s management has determined that PLDT does not control Cignal TV and Satventures and therefore would not be permitted to consolidate these entities. Nevertheless, as noted in our Prior Response letter, PLDT’s management has determined based on the guidance in IAS 28, Investments in Associates and Joint Ventures, that PLDT had significant influence over Cignal TV and Satventures for purposes of its financial reports included in the 2014 Form 20-F, and believes that PLDT has appropriately accounted for its interest in these entities as investments in associates using the equity method of accounting.

*      *      *      *

Mr. Carlos Pacho	3

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time. Please feel free to contact Michael G. DeSombre of Sullivan & Cromwell (tel: (+852) 2826 8696; fax: (+852) 2826 1774; e-mail: desombrem@sullcrom.com), or the undersigned by phone at (+632) 888 0188 or by e-mail at lrchan@pldt.com.ph, with any questions you may have.

Sincerely,

/s/ Ma. Lourdes C. Rausa-Chan
Ma. Lourdes C. Rausa-Chan Senior Vice President and Corporate Secretary

cc:	Terry French, Accounting Branch Chief
Inessa Kessman, Senior Staff Accountant
(Securities and Exchange Commission)

Anabelle Lim-Chua, Chief Financial Officer
June Cheryl A. Cabal-Revilla, First Vice President and Controller
(Philippine Long Distance Telephone Company)

Michael G. DeSombre
Ram Narayan
(Sullivan & Cromwell)